UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

PDC Energy, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	95-2636730
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1775 Sherman Street, Suite 3000, Denver, CO	80203
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share Rights to Purchase Common Stock	Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of class)

(Title of class)

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation from the State of Nevada to the State of Delaware (the “Reincorporation”) of PDC Energy, Inc. (“we,” “us” or the “Company”), pursuant to a plan of conversion, dated June 5, 2015 (the “Plan of Conversion”). The Reincorporation was accomplished by the filing of (i) articles of conversion with the Nevada Secretary of State and (ii) a certificate of conversion and a certificate of incorporation (the “Certificate of Incorporation”) with the Delaware Secretary of State. Pursuant to the Plan of Conversion, the Company also adopted new bylaws (the “Bylaws”). The Company hereby amends its prior Forms 8-A filed with the Securities and Exchange Commission (the “SEC”) regarding the description of common stock and certain associated rights as set forth herein.

Item 1.	Description of Securities to Be Registered

The authorized capital stock of the Company consists of 150,000,000 shares of common stock, $0.01 par value per share, of which 40,049,995 shares were issued and outstanding as of April 17, 2015, and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding as of the date hereof.

The following summary of the capital stock and the Certificate of Incorporation and Bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to the full text of the Certificate of Incorporation and Bylaws, which are filed as exhibits hereto.

Common Stock

Holders of common stock of the Company are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Except as may be otherwise provided in a preferred stock designation, holders of common stock have the exclusive right to vote for the election of directors.

Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by the Company’s board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange or pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, holders of common stock will be entitled to share ratably in the Company’s assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of the Company’s debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The Certificate of Incorporation authorizes the board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights and redemption rights.

The Company’s board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. The Company currently does not have a stockholder rights plan utilizing preferred stock and has not issued any shares of preferred stock. However, as described under “—Stockholder Rights Plan,” the Company currently has a stockholder rights plan that provides for the issuance of common stock in certain circumstances.

Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, Bylaws, Delaware Law and Stockholder Rights Plan

Some provisions of Delaware law, the Certificate of Incorporation and the Bylaws and the Company’s stockholder rights plan contain provisions that could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise or to remove its incumbent directors. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may consider to be in their best interest, including transactions that would result in a premium being paid over the then-current market price for the Company’s shares.

Delaware Law

Section 203 of the Delaware General Corporation Law (the “DGCL”) generally prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to such time, either the business combination or the transaction in which the stockholder became an interested stockholder was approved by the board of directors;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An “interested stockholder” is generally defined as a person or group that beneficially owns 15% or more of the corporation’s outstanding common stock. A “business combination” includes a merger, consolidation, sale of assets or other transaction resulting in a financial benefit to the stockholder.

Certificate of Incorporation and Bylaws

The Certificate of Incorporation and Bylaws:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not less than 80 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors and may not exceed a total of nine; and

•	provide for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any.

Stockholder Rights Plan

In September 2007, the Company’s board of directors adopted a rights agreement, which we call the stockholder rights plan, between the Company and Transfer Online, Inc., as rights agent, and declared a dividend of one right to purchase one share of the Company’s common stock for each outstanding share of common stock. Each right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the stockholder rights plan and described below, to exercise the right to purchase from the Company one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until a Distribution Date, which will occur on the earlier of:

•	the tenth day after a person or group of affiliated or associated persons publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company’s outstanding common stock (such a person or group being referred to as an “acquiring person”); or

•	10 days, or such later date as the Company’s board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

The Company is entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If a person becomes an acquiring person, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of the Company’s common stock or, if certain transactions involving an acquisition of the Company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of the Company’s common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the Company. The rights under the stockholder rights plan expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

The Company is entitled to amend the rights, without restriction and without the approval of any holders of shares of the Company’s common stock, at any time or from time to time until the rights expire or a person becomes an acquiring person. After that point, the Company’s ability to amend the rights is subject to specified restrictions.

Limitation of Liability and Indemnification Matters

The Certificate of Incorporation limits the liability of the Company’s directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or an unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

The Bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with each of its directors pursuant to which is has generally agreed to provide indemnification and advancement to the directors to the maximum extent permitted by the DGCL.

Item 2.	Exhibits

See Exhibit Index.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2015

PDC ENERGY, INC.

By:	/s/ Daniel W. Amidon
Name:	Daniel W. Amidon
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K12B filed on June 8, 2015).

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K12B filed on June 8, 2015).

4.1	Rights Agreement, dated as of September 11, 2007, between the Company and Transfer Online, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 17, 2007).